Gordon Pointe Acquisition Corp.

780 Fifth Avenue South
Naples, FL 34102

February 7, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Katherine Bagley

RE:	Gordon Pointe Acquisition Corp.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed January 23, 2020
File No. 001-38363

Dear Ms. Bagley:

Gordon Pointe Acquisition Corp. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 5, 2020, regarding our Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1 to Preliminary Proxy Statement”) previously filed on January 23, 2020.

A marked version of Amendment No. 2 to Preliminary Proxy Statement (“Amendment No. 2 to Preliminary Proxy Statement”) is enclosed herewith reflecting all changes to Amendment No. 1 to Preliminary Proxy Statement. For the Staff’s convenience, we have recited the Staff’s comments in bold below and have followed each such comment with the Company’s response.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed January 23, 2020

General

1.     We note your response to comment 2, and your amended disclosure on page 101 where you state that approval of the Charter Amendments Proposal will require holders of a majority of the issued and outstanding shares of GPAQ common stock to vote for "each of" the Charter Amendments. However, it does not appear that you have "identif[ied] clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters, and whether proposed by the registrant or by security holders." Each of the amendments in the Charter Amendments Proposal are still included in one proposal. Further, it is unclear from your filing whether the Charter Amendments Proposal would be approved if certain charter amendments are approved and others are not, and if charter amendments can be approved or disapproved individually. Therefore, please unbundle the Charter Amendments Proposal into separate proposals so as to allow shareholders to vote separately on material matters, or provide your analysis as to why you believe you are not required to do so. Please refer to Rule 14a-4(a)(3) of Regulation 14A, as well as Question 201.01 of the Division's Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.

In response to the Staff’s comment, we have unbundled the Charter Amendments Proposals into seven separate proposals (Proposals No. 2 through No. 8) in Amendment No. 2 to Preliminary Proxy Statement and revised our disclosure on page 100 to clarify that the proposal to approve the Amended and Restated Certificate of Incorporation as a whole (Proposal No. 8) is conditioned upon the approval of the other Charter Amendments Proposals (Proposals No. 2 through No. 7).

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stephen M. Cohen, Esq. at smcohen@foxrothschild.com or by telephone at (215) 299-2744.

Very truly yours,

/s/ James J. Dolan
James J. Dolan, Chief Executive Officer

cc:	Fox Rothschild LLP